iShares® Delaware Trust Sponsor LLC

400 Howard Street

San Francisco, California 94105

May 19, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:          Jennifer Gowetski

Re:	iShares® S&P GSCI Commodity-Indexed Trust
Registration Statement on Form S-3, as Amended
File No. 333-237537

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), iShares® Delaware Trust Sponsor LLC (the “Sponsor”), as sponsor on behalf of the registrant, iShares® S&P GSCI Commodity-Indexed Trust (the “Trust”), hereby requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement will become effective under the Securities Act at 5:00 p.m. Eastern Time on May 20, 2020 or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Andrew Faulkner of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2853 and that such effectiveness also be confirmed in writing.

Very truly yours,

iShares® S&P GSCI Commodity-Indexed Trust

By:	iShares® Delaware Trust Sponsor LLC,
its sponsor

/s/ Paul Lohrey
By:	Paul Lohrey
Title:	Chief Executive Officer, Principal
Executive Officer, President

/s/ Mary Cronin
By:	Mary Cronin
Title:	Chief Financial Officer, Principal
Accounting Officer

cc:	Andrew M. Faulkner, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036